

Mail Stop 3561

July 20, 2007

By U.S. Mail

Mr. Steven A. Rogers
Principal Accounting Officer
Dominion Resources, Inc.
701 East Cary Street
Richmond, VA 23261

> **Re:** **Dominion Resources, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 1-08489**

Dear Mr. Rogers:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief Accountant